Exhibit 99.1

ECARX Empowers Changan Mazda with Brand-new Experience of Intelligent Cockpit

May 31, 2023 at 9:00 AM EDT

SHANGHAI, China, May 31, 2023 (GLOBE NEWSWIRE) – ECARX, a global mobility tech provider (Nasdaq: ECX), together with Neusoft Corporation, today announced the mass production of intelligent cockpit product customized for Changan Mazda on its CX-50 model, based on ECARX’s E02 intelligent cockpit computing platform. Over 770,000 units of ECARX E02 intelligent cockpit computing platform have been produced and equipped on 26 vehicle models from various OEM brands.

ECARX E02 intelligent cockpit computing platform has obtained comprehensive certifications of quality safety management system, including the AEC-Q104 auto-grade qualification, meeting clients’ high quality demand, consolidating highly efficient SoC, 4G communication module and power management chips inside, and helping clients significantly reduce required components, simplify supply chain, as well as lower development difficulty and manufacturing costs, as compared with single chip product.

Based on the mass production experience of millions of intelligent cockpit products and extensive knowledge of client needs, ECARX has tailored a set of development kit (engineering code: EVB G3) for E02 intelligent cockpit computing platform, integrating ECARX’s self-developed underlying system capability foundation and environment for comprehensive hardware configuration, and providing development reference design for functions including intelligent voice assistant, AVM parking system, fast start, multi-screen interaction, facial recognition/DMS, AR navigation and multi media entertainment. EVB G3 adequately meets developers’ demands of performance and safety during the product development process, and fully supports partners to create differentiated experience.

Supported by the highly integrated and efficient E02 intelligent cockpit computing platform, proven through large scale mass production, with ECARX’s comprehensive development kit, Neusoft is able to give full play to its leading product advantage and functional integration efficiency of dashboard, central control screens and other in-vehicle devices, creating innovative, reliable and personalized intelligent cockpit system while significantly reducing the product R&D cycle and accelerating the whole development process.

ECARX is committed to becoming the foundation and hub of global intelligent automotive industry, focusing on the technology R&D of core computing platforms. Its technology and products have been applied in over 5 million cars on the road globally. Meanwhile, based on a full decoupling between hardware and software, ECARX leverages its understanding of cockpit product to provide a safer, more open intelligent vehicle development platform and toolchain at controllable cost to global partners, enabling OEMs to quickly create differentiated cockpit product for various car models and configurations, as well as safe and personalized mobility experience available for continuous upgrade.

About ECARX

ECARX is a global mobility-tech provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoC) and software to help continuously improve the in-car user experience. The company’s products have been integrated into more than 5 million cars worldwide by the end of April, and it continues shaping the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and today we have around 1,500 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group - one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,“ “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
Adam Kay
ir@ecarxgroup.com

Media Contacts:
ECARX-Media@teneo.com

SOURCE: ECARX Holdings, Inc.